UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE




                                                              September 30,
2020


  Via Email

  Usama Malik
  Chief Financial Officer, Chief Business Officer
  Immunomedics, Inc.
  300 The American Road
  Morris Plains, New Jersey 07950

          Re:     Immunomedics, Inc.
                  Schedule 14D-9 filed on September 24, 2020
                  File No. 005-35857

  Dear Mr. Malik:

          The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above, and we have the comments set forth below. All defined terms used herein have the same meaning as in the Schedule 14D-9. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Schedule 14D-9

  Item 3. Past Contacts, Transactions, Negotiations and Agreements, page 2

      1. We note that in the beneficial ownership table under the header Outstanding Shares
         Held by Executive Officers and Directors,    there is a notation
(1)    next to the column
         titled    Number of Shares.    Please revise to clarify the footnote
to which that notation
         relates.
 Usama Malik
Immunomedics, Inc.
September 30, 2020
Page | 2

Item 4. The Solicitation or Recommendation, page 12

      2. In your response letter, please confirm whether the terms the
Forecasts,    the
            management forecasts    and the    Immunomedics Forecasts      as
defined in the
         summaries of Centerview   s and BofA Securities    opinions in this
section and in their
         opinions in Annexes A and B   are referring to the Projections
disclosed in this section.

                                          *      *       *

        We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to David Plattner, Special Counsel, at
(202) 551-8094, or me,
at (202) 551-8729.


                                                             Sincerely,

                                                             /s/ Valian A.
Afshar

                                                             Valian A. Afshar
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions



cc:      Adam O. Emmerich, Esq.
         Victor Goldfeld, Esq.
         Wachtell, Lipton, Rosen & Katz